SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 31, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated August 31, 2004, regarding Ericsson’s extraordinary general meeting deciding to change the difference in voting rights between A- and B-shares

Press Release August 31, 2004

Announcement of LM Ericsson Telephone Company, dated August 31, 2004, regarding Ericsson’s extraordinary general meeting deciding to change the difference in voting rights between A- and B-shares

Ericsson’s extraordinary general meeting decided to change the difference in voting rights between A- and B-shares

At the extraordinary general meeting in Ericsson today, the shareholders decided to change the difference in voting rights between A- and B-shares. Following the change each A-share confers one vote and each B-share confers one tenth of a vote.

The general meeting also decided to implement a conversion clause into the Articles of Association entailing that one B-share may be converted to one A-share during the period September 20 - December 10, 2004 by holders of a special conversion right.

Furthermore, the general meeting decided to issue conversion rights to holders of A-shares. Each registered holder of A-shares on September 10, 2004 will receive one conversion right for each A-share. One conversion right entitles the holder to convert one B-share to one A-share during the period September 20 - December 10, 2004.

Finally, the general meeting decided not to approve Mr. Hellbom’s proposal on the abandonment of the A-shares.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Investors

Gary Pinkham, Vice President Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

Media

Peter Olofsson, Group Function Communications

Phone: +46 8 719 18 80, +46 8 719 69 92

E-mail: press.relations@ericsson.com

Ola Rembe, Group Function Communications

Phone: +46 8 719 97 27, +46 8 719 69 92

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: August 31, 2004